                                                                      EXHIBIT 12

                               AVISTA CORPORATION

              Computation of Ratio of Earnings to Fixed Charges and
                        Preferred Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)


                                                     12 months
                                                        ended                  Years Ended December 31
                                                       June 30,     -----------------------------------------------
                                                         2002         2001         2000         1999         1998
                                                     ----------     --------     --------     --------     --------
Fixed charges, as defined:
    Interest expense                                   $104,774     $100,841     $ 64,846     $ 61,703     $ 66,158
    Amortization of debt expense
      and premium - net                                   8,305        5,639        3,409        3,044        2,859
    Interest portion of rentals                           5,402        5,140        4,324        4,645        4,301
                                                       --------     --------     --------     --------     --------
        Total fixed charges                            $118,481     $111,620     $ 72,579     $ 69,392     $ 73,318
                                                       ========     ========     ========     ========     ========

Earnings, as defined:
    Income from continuing operations                  $ 26,355     $ 59,605     $101,055     $ 28,662     $ 78,316
    Add (deduct):
      Income tax expense                                 16,300       34,386       76,998       16,897       43,430
      Total fixed charges above                         118,481      111,620       72,579       69,392       73,318
                                                       --------     --------     --------     --------     --------
        Total earnings                                 $161,136     $205,611     $250,632     $114,951     $195,064
                                                       ========     ========     ========     ========     ========

Ratio of earnings to fixed charges                         1.36         1.84         3.45         1.66         2.66

Fixed charges and preferred dividend requirements:
    Fixed charges above                                $118,481     $111,620     $ 72,579     $ 69,392     $ 73,318
    Preferred dividend requirements (1)                   3,936        3,835       41,820       34,003       13,057
                                                       --------     --------     --------     --------     --------
        Total                                          $122,417     $115,455     $114,399     $103,395     $ 86,375
                                                       ========     ========     ========     ========     ========
Ratio of earnings to fixed charges
  and preferred dividend requirements                      1.32         1.78         2.19         1.11          2.26


(1) Preferred dividend requirements have been grossed up to their pre-tax level.